UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,992,640
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,992,640
	10.	Shared Dispositive Power 25,213,472
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,206,112
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,939,872
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,939,872
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,939,872
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,494,783
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,494,783
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,494,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,427,295
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,427,295
	10.	Shared Dispositive Power 25,213,472
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,640,767
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,230
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,230
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,230
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,230
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. CRK Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 747
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 747
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 747
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,438,272
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,438,272
	10.	Shared Dispositive Power 25,213,472
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,651,744
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,651,744
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,438,272
	10.	Shared Dispositive Power 25,213,472
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,651,744
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

This Amendment No. 26 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On September 22, 2014, PYOF 2014 Loans, LLC (“PYOF”), purchased a 12.5% participation interest in the Loan from affiliates of the Reporting Persons pursuant to a participation agreement by and among PYOF and affiliates of the Reporting Persons (the “Participation Agreement”). Under the Participation Agreement, PYOF is obligated to participate pro rata in the additional funding of $200 million to Holdings on September 30, 2014, assuming satisfaction of certain required conditions.

Pursuant to the terms of the Participation Agreement, affiliates of the Reporting Persons will need PYOF’s consent in order to take certain actions with respect to the Loan, including any waiver of certain defaults under the Loan or extension of the maturity date of the Loan. Notwithstanding the foregoing, affiliates of the Reporting Persons have the right to purchase PYOF’s participation interest in the Loan at any time for a purchase price equal to the outstanding principal, plus interest and fees, of PYOF’s participation interest.

The foregoing is qualified in its entirety by reference to the Participation Agreement attached hereto as Exhibit 99.8 and incorporated by referenced herein.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on March 11, 2013).

99.6	Form of Letter (incorporated by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2014	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By: ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on March 11, 2013).

99.6	Form of Letter (incorporated by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (filed herewith).